UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2014

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sesa Sterlite Limited

Other Events

On October 29, 2014 Sesa Sterlite Limited (“the Company”) issued an earnings release announcing its Unaudited Standalone and Consolidated Financial Results under Indian GAAP for the Second Quarter and Half Year ended September 30, 2014. A copy of the earnings release dated October 29, 2014 is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Company’s Unaudited Standalone and Consolidated Financial Results under Indian GAAP for the Second Quarter and Half Year ended September 30, 2014 is attached hereto Exhibit 99.2 and incorporated herein by reference.

The Board has recommended an Interim Dividend of Rs.1.75 per share on equity share of Re.1/- each. As informed earlier the Record Date for the Interim Dividend is fixed on Wednesday, November 5, 2014.

Forward looking statement :

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated July 30, 2013. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

Ex-99.1 Earnings release of Sesa Sterlite Limited dated October  29, 2014

Ex-99.2 Standalone and Consolidated Financial Results of Sesa Sterlite Limited under Indian GAAP September 30, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2014

SESA STERLITE LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary